UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

AMERICAN MEDICAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.O4 par value

(Title of Class of Securities)

025352-10-5

(CUSIP Number)

Rita J. Leader, Boyer & Ketchand, Nine Greenway Plaza, Ste 3100,
Houston, TX 77046  (713) 871-2025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025352-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ben J. Gallant

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

The Schedule 13D originally filed with the Securities and Exchange Commission on or about August 9, 1996 with respect to the common stock, $.04 par value, of American Medical Technologies, Inc.

(“AMT”) by Ben J. Gallant, is amended as set forth below:

Item 1.	Security and Issuer

This statement relates to the $.04 par value common stock of American Medical Technologies, Inc. ("AMT").  The principal executive office of AMT is located at 5655 Bear Lane, Corpus Christi, Texas 78405.

Item 2.	Identity and Background

Mr. Gallant has no business or employment relationship with AMT and is no longer a shareholder.  His address is 1335 County Road CR 796, Douglass, Texas 75943.  Mr. Gallant is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
Not applicable.

Item 5.	Interest in Securities of the Issuer
On January 21, 2005, Mr. Gallant disposed of all of his shares of stock in AMT in a private transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ Ben J. Gallant
Signature
Ben J. Gallant
Name/Title